UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2019.

Commission File Number: 000-22113

Euro Tech Holdings Company Limited
(Translation of registrant's name into English)

18/F Gee Chang Hong Centre, 65 Wong Chuk Hang Road, Hong Kong
(Address of Principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑         Form 40-F☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On August 22, 2019, Euro Tech Holdings Company Limited (the “Company”) held its Annual Meeting of Shareholders at 4:00 P.M. (local time) at the Luk Kwok Hotel, 72 Gloucester Road, Wanchai, Hong Kong.

The proposals presented to the shareholders at that meeting were the following:

Proposal 1.	The election of the following seven (7) persons to the Company’s Board of Directors: T.C. Leung; Jerry Wong; Alex Sham; Y.K. Liang; Fu Ming Chen; Janet Cheang; and David YL Leung.

Proposal 2.
Adjourn the annual meeting if the Company’s management should determine, in its sole discretion, at the time of the annual meeting, that an adjournment is necessary to enable it to solicit additional proxies to secure a quorum or the approval of any of the matters identified in the notice of meeting.

An aggregate of 1,305,970 shares, representing approximately 63.34% of the Company’s issued and outstanding 2,061,909 ordinary shares entitled to vote on the record date were present in person or by proxy. A clear quorum was present.

The shareholders in person or by proxy voted their shares as follows:

Proposal Number 1.   Election of Directors:

	Votes For	Votes Against	Votes Abstaining	Approximate Percentages of For Votes of All Issued & Outstanding Ordinary Shares
T.C. Leung	1,300,396	3,728	1,846	63.07%
Jerry Wong	1,284,754	19,415	1,801	62.31%
Alex Sham	1,283,961	20,063	1,946	62.27%
Y.K. Liang	1,300,396	3,628	1,946	63.07%
Janet Cheang	1,301,044	2,980	1,946	63.10%
Fu Ming Chen	1,301,189	2,980	1,801	63.11%
David YL Leung	1,284,108	20,836	1,026	62.28%

Proposal Number 2. Adjourn Meeting (if necessary):

Votes For	Votes Against	Votes Abstaining	Approximate Percentage of For Votes of All Outstanding Ordinary Shares
1,284,108	20,836	1,026	62.28%

As a result, all seven (7) of the Company’s nominees were elected as Directors of the Company to serve in that capacity for the ensuing year.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURO TECH HOLDINGS COMPANY LIMITED

August 27, 2019	By:	/s/ Jerry Wong
Jerry Wong
Chief Financial Officer

3